

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Han Lee
Chief Executive Officer
Bright Lights Acquisition Corp.
12100 Wilshire Blvd Suite 1150
Los Angeles, CA 90025

      Re: Bright Lights Acquisition Corp.
         Draft Registration Statement on Form S-1
         Submitted October 14, 2020
         CIK No. 0001827328

Dear Mr. Lee:

      We have reviewed your draft registration statement and have the following comment.

      Please respond to this letter by either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed October 14, 2020

Competitive Advantages and Business Strategy, page 3

1.   Please revise the disclosure here and on page 73 to clarify what relationship or involvement that the company, the sponsor or any member of your executive team have with the celebrities and companies you identify and the transactions and investments you describe, or clarify that you have no such relationship or involvement. In this context, please also clarify that the stock appreciation and valuations you attribute to celebrity involvement with Weight Watchers, Papa John's and other identified companies may not be representative of any stock appreciation or valuation that may or may not result from your initial business combination. In this regard, we note disclosure in your risk factor entitled "Past performance of our management team . . ." on page 41.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction